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EXHIBIT 1 TO FORM 8-K

November 14, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated November 14, 2000 of Precision Auto Care, Inc. and are in agreement with the statements contained in paragraphs a) (i),
(ii), (iii) and (v) on pages 1 and 2 therein. Regarding the registrant's statement concerning the lack of control to prepare financial statements, included in paragraph a) (ii) on pages 1 and 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1999 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                              Ernst & Young LLP

McLean, Virginia